Mail Stop 4561


								February 16, 2006


John Lai
President
Viper Powersports, Inc.
5733  International Parkway
New Hope, Minnesota  55428

	Re:    	Viper Powersports, Inc.
		Amendment Nos. 1 and 2 to Registration Statement on Form
10-SB
		Filed January 19 and February 2, 2006
		File No. 0-51632

Dear Mr. Lai:

      We have the following comments concerning the amended Form
10SB
of Viper Powersports, Inc. Where indicated, we think you should revise your document in response to these comments.

General

1. We note your response to our prior comment no. 2.  Pursuant to
Item 310 (b) of Regulation S-B please revise your interim financial statements to include Statements of Operations and Cash Flows for the comparable preceding interim period. Also disclose material accounting changes pursuant to Item 310 (b) (2) (v) of Regulation S-
B, if any.

Business, page 1

2. Please refer to prior comment 3.  Please disclose the dollar value
of the securities issued in the reverse acquisition.   Also,
disclose
the names of the principals of Viper Powersports (formerly ECCO
Capital Corporation).

3. Please see prior comment 9. Revise the discussion relating to manufacturing and suppliers so that it is tailored to your company and business. In this regard, expand the discussion to provide more specific information as to the nature and breadth of your dependence on vendors and suppliers. For example, what categories of vendors and suppliers are you dependent upon? Are they many or few? Do you have any plans to put in place written agreements? Revise the related risk factor as applicable.
4. Please see prior comment 10. You have not provided us with data to support your statement that "heavyweight motorcycle sales in the
U.S. have increased each year from 1992 to 2004." In addition, please tell us whether Harley-Davidson, Inc. has consented to the use of its name your document. If not, are the statistics you cite publicly available through some other source? Alternatively, you may adopt the statistics as your own.

Plan of Operation and Management`s Analysis of Financial
Condition,
page 8

5. We note your response to our prior comment no. 14 and that you do not believe Item 303 (b) of Regulation S-B applies. Considering that you had sales in each of the last two fiscal years, revise your filing to supplement your plan of operations with the information pursuant to 303 (b) of Regulation S-B. In addition, update your disclosures to discuss results of operations through the most recent interim period.

6. We note your response to our prior comment no. 17 that the Company is uncertain as to how they will address any short fall in working capital. In accordance with FRC 607.02, filings containing accountant`s reports with emphasis paragraphs that question an entity`s continued existence must contain appropriate and prominent disclosure of the financial difficulties and viable plans to overcome these difficulties. Additionally, Management`s Discussion and Analysis should include a reasonably detailed discussion of the Company`s ability or inability to generate sufficient cash to support its operations during the twelve-month period following the date of the financial statements. Revise the filing accordingly. If management has no such viable plan, explain why management believes it is appropriate to continue presenting the financial statements on a going concern basis.

7. We note your response to comment no. 21 and disclosures relating to critical accounting polices. Your disclosures in certain circumstances appear to focus on the mechanics of your accounting, such as control over inventory or when you test for impairment, as opposed to your policy for accounting for inventory and related inventory reserves and how you test for impairment and the estimates used in your accounting. Revise your disclosures as necessary to address the estimates and assumptions relating to your critical accounting policies. Further, tell us why you do not consider revenue recognition a critical accounting policy.

8. We note your response to comment no. 22 and that you were not aware of the AICPA Practice Aid. Now that you are aware of the AICPA
Practice Aid tell us how you considered its accounting and disclosure provisions. Further, as previously requested, revise to disclose the valuation methods used by the Board of Directors and related assumptions to determine the fair value of common stock underlying warrants and options granted and issued for goods or services. In addition, tell us whether the valuations performed by the Board of Directors were contemporaneous or retrospective.




Certain Relationships and Related Transactions, page 21
9. Please see prior comment 30. Consistent with your written response, disclose that you have no plans, arrangements or understandings to pay accrued earnings in the future.
10. Please see prior comment 31. You state on page 21 that as part of the 2005 reorganization, the company converted $4.7 million in outstanding debt into capital stock of the company. Please clarify for each related party the amount of debt owed and the amount of stock issued. Also specify to whom the accounts payable and accrued compensation were paid. To the extent that accrued compensation is reflected in the summary compensation table, please disclose this in a footnote to the table.

11. Please see prior comment 32.  We note that you have filed as exhibit 10.5 an agreement between Viper Powersports and Racing Partners, which, by its terms, terminated in 2004. If a new arrangement or understanding was entered into with Racing Partners with regard to the services rendered in 2005, please file a copy of the agreement covering the services that totaled $120,000. Disclose the material terms of this agreement and state whether the pricing terms are the same as what you would have obtained if the agreement had been negotiated at arm`s length.

Consolidated Financial Statements

Consolidated Statements of Stockholders` Equity (Deficit), page F-
5

12. We note your response to comment no. 42 and revised disclosures relating to the rights of preferred shareholders. Tell us how you considered paragraph 9 of SFAS 128 as it relates to including dividends on preferred stock in your computation of earnings per share. Further revise to present income / loss applicable to common stock on the face of the income statement in accordance with SAB Topic 6B.

13. We note your response to comment no. 43. It is not evident from your response how you considered the provisions of EITF 00-19 and SFAS 133 in accounting for warrants and any convertible debt or preferred stock issuances. We refer you to Current Accounting and Disclosure Issues in the Division of Corporation Finance, which is available on our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf. In your response address your consideration of that guidance.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting
Polices, page F-7
Revenue Recognition

14. We note your response to comments no 45 and 46 and revisions to your revenue recognition disclosures. Confirm that you will not recognize revenue until a dealer has paid the financing company. Further tell us the standard payment terms that the dealer receives from the financing company (i.e., 36 months, 12 months, etc.) and how you considered disclosing this information. In addition, provide us examples of the accounting entries to record a sales transaction.

Note 2. Equity Financing Agreements, page F-11

15. We note your disclosure of the Company`s arrangement with Cornell
Capital Partners. Considering disclosures in other sections of your filing regarding the termination/validity of the arrangement with Cornell, tell us why this information is not disclosed in your audited financial statements.

Note 3.  Purchase of Engine Development Technology, page F-12

16. We note your response to comment no. 48.  Clarify the basis for
your response that SFAS 2 does not apply to intangible assets acquired. Paragraph 11 c of SFAS 2 specifically addresses Intangibles purchased from others and the related accounting for those intangibles. Considering this, we reissue our comment no 48, in part, as it relates to the Company`s basis for not expensing engine development costs. Address your consideration of paragraph 11
c of SFAS 2 in your response.

Note 6. Common Stock Warrants and Options, page F-16

17. We note your response to comments no. 51 and 52. We reissue our comments, in part. Provide us any cash sales of you equity securities to unrelated third parties that support the fair value of your common stock on the date warrants, options or common stock were issued for goods and services. Further tell us the valuation methodology and related assumptions used by the Board of Directors to determine the fair value of your common stock and the related dates of those valuations, if any.

18. It does not appear from note 6 that you have provided all the disclosures pursuant to SFAS 123 and SFAS 148, such as weighted average exercise prices, as an example. Revise to disclose information pursuant to SFAS 123 and SFAS 148.

19. We note you response to comment 53. Now that you are aware of the AICPA Practice Aid, tell us how you considered the disclosure guidance in paragraph 179.



*  *  *  *  *  *  *  *






      Please direct your questions or comments concerning matters related to the financial statements to Thomas Ferraro at 202-551-
3225. Please address all other comments to Maryse Mills-Apenteng at
202-551-3457 or the undersigned at 202-551-3730.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director

cc:   	Via facsimile:  952-941-0908
      Robert Knuston, Esq.
      Attorney at Law








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John Lai
Viper Powersports, Inc.
February 16, 2006
Page 5